U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C.

                                   FORM 10-SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
   UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                              RED ROCK MINING, INC.
                (Name of Small Business Issuer in its charter)


            Oklahoma                                        73-1530725
------------------------------------------            --------------------
 (State or other jurisdiction of                        I.R.S. Employer
  incorporation or organization)                        Identification No.

     3811 Daysa Circle
     Monarch Beach, CA                                       92629
 ----------------------------------------            ---------------------
 (Address of principal executive offices)                  (Zip Code)

 Issuer's telephone number, including area code     714-443-0200
                                                    -------------
 Securities to be registered under Section 12(g) of the Act:

 Title of each class                        Name of each exchange on which
 to be so registered                        each such class is to be
 registered

 None                                                   N/A
 -------------------                        -------------------------------

                         Common Stock, $.001 par value
                         -----------------------------
                               (Title of class)


 Item 1.     DESCRIPTION OF BUSINESS

                               BUSINESS DEVELOPMENT

The Company was organized on December 3, 1997, but has not yet commenced operations. It has not generated any revenue and is still a development stage corporation. The Company's plan of operations is to engage in the business of mineral exploration, development and mining.

IN GENERAL - THE COMPANY

The company holds rights to the Red Rock gold mine in southeast Arizona, pursuant to a combination of mineral leases and unpatented mining claims to state owned lands.

The company has acquired the exclusive rights to mine approximately 640 acres pursuant to a mineral lease dated December 15, 1997 between the company and Gold Gulch Mines, Inc. Gold Gulch holds a mineral lease from the state of Arizona, and has assigned the Company the exclusive right to mine the property for a period which is the lesser of ten years from the date of the mineral lease or the date which the company ceases to commercially mine the property.

Government approval is not necessary for the Company's business, and government regulations have no or only a negligible effect on their respective businesses.

The Company has not booked any significant research and development costs and therefor do not expect to pass any of those costs to customers.

The Company's mailing address is 23811 Daysa Circle, Monarch Beach, California 92629. The telephone number of its principal executive office is ()714) 443-0200.

                                  RED ROCK MINE

The Red Rock mine is part of an alluvial fan created by the runoff from the Does Cabaezas Mountains located in the southeastern corner of Arizona, approximately 90 miles southeast of Tuscon. The Red Rock mine property is located approximately 16 miles east of Wilcox, Arizona, an agricultural community of approximately 3,500 residents.

The mine property is situated in a high semi-desert, with an elevation of 3,400 to 4,000 feet. The terrain is generally sandy and flat with a few rolling hills. The weather is temperate with an average midday temperature of 90 degrees fareinheight in the summer and 50 degrees in the winter. The property lies over a fresh water aquifer and water for mining operations is accessible and plentiful.

                                     GEOLOGY

The alluvial deposit which makes up the mine was derived from gold- bearing quartz veins exposed throughout the Dos Cabaezas Mountains. Most of the important lode-gold mines occur within and near a major fault zone and two and one-half miles north of Dos Cabaezas village where small, closely spaced
gold-quartz sulfide veins occur.   a geochronological study of the mountain
range indicates that some gold- quartz veins are younger than 29 million years.

The alluvial deposits on the north flank of the Dos Cabaezas Mountains are found in mountain gulches and on pediments at the edge of the mountains. The alluvial gravel on the pediment drained by Gold Gulch consists of coarse to fine granite sand with some clay and many coarse, semi-rounded boulders. Although there has not been, to the company's knowledge, any large scale production of testing at the Red Rock mine, the limited testing conducted to date by the company and others suggest that the gravel of the mine is loose sand and gravel with some light cementing. To date, the property has shown no sign of caliche, which is a hard mineral deposit which would have to be broken up with heavy equipment. To the company's knowledge, nobody has conducted drilling on the Red Rock mine to a degree sufficient to establish proven or probable reserves, nor has any drilling to date determined the depth of the mine.

                            FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

                               PROPOSED OPERATIONS

All of the company's operations are operations which we intend to engage in, provided we are able to raise sufficient capital to conduct these planned operations. In order to raise sufficient capital, we plan to offer private placements of our restricted stock. There can be no assurance that we will be successful in raising the capital required to commence or maintain operations.

The company's mining operations will be conducted on a conventional open pit/wash plant format. The company will initially designate a mining zone and then front-end loaders will be used to remove the topsoil, which will be set aside and held for reclamation. We will then employ front-end loaders to excavate an open pit of 30 to 40 feet. For the foreseeable future, we intend to mine to a maximum depth of 40 feet. As our mining operations expand, the open pit will be moved forward and the tailings will be used to backfill the existing pit resulting from prior production. The excavated ore will be hauled to the mill by front-end loaders and trucks. The ore will be processed though a conventional wash plant at a rate of approximately 400 tons per hour. The wash plant will first sort out all rocks over two inches in size. Water will then by introduced, turning the ore into a slurry. The slurry will pass over a series of screens that will employ an agitating force to wash free the gold from the gravels and break down all lightly cemented rocks. The screens will reject all remaining larger rocks, which will be sent directly to the tailing pile. From there, the slurry will pass through a separator that will use agitation, gravity and centrifugal force to separate the heavier gold from
the lighter gravel.   The separator will separate the slurry into groups of
gold concentrate.

The gold concentrate will be finally subjected to a process called amalgamation. In this process, a mercury solution is introduced to the gold concentration, which absorbs the gold in the concentrate. It is then subjected to intense heat, which vaporizes the mercury, leaving refinery grade gold. All gold produced by the company will be sold directly to a refinery, such as Englehard West Industries, at a price equal to 99% of the morning fixed price on the London Bullion Market.

Our operations require significant amounts of water. A 400 ton wash plant such as the one we propose using requires approximately 1,200 gallons of water per minute when operated at peak capacity. The Company does not yet have the equipment necessary to operate the wash plant, and will require further financing in order to purchase the equipment.

RISKS ASSOCIATED WITH MINING AND PROCESSING MINERALS

The value of the Company's concentrate depends on the amount of metals contained in such ore, and on the cost and difficulty of refining. While the Company believes that there are significant quantities of precious metals in such concentrate, the market price of such metals and the cost of extraction and refining are yet to be determined. Management is of the opinion that the cost of extraction and mining should not exceed 50% of the value if indicated
quantities of precious metals are present in its concentrate.   No assurances
can be given that a desirable level of recovery will be realized from Red Rock ore. Estimates may require revision based on actual production experience. Market price fluctuations of precious metals, as well as increased production costs or reduced recovery rates, may drastically affect the value of the Company's ore reserves, and may render reserves containing relatively low grades of mineralization uneconomic to exploit.

Exploration and mining activities are highly speculative in nature, involve many risks, and are frequently nonproductive. There can be no assurance that the Company's mining activities will be successful. In the event minerals are recoverable, it may take a number of years from the initial phases until production is possible, during which time the economic feasibility of production may change. As pertains to all the Company's mining interests, substantial expenditures may be required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore, and in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company will be able successfully to exploit its mineral properties.

The business of mining and processing precious metals is subject to a number of significant hazards, including environmental hazards, thefts and other losses, industrial accidents, and labor disputes. Mining is also subject to the risks of encountering unusual or unexpected geological formations, cave-ins, flooding, rock falls, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God. Such risks could result in damage to or destruction of mining properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses, and possible legal liability. The Company will obtain insurance against risks that are typical in the operation of its business and in amounts which management believes to be reasonable, but no assurance can be given that such insurance will continue to be available, that it will be available at economically acceptable premiums, or that it will be adequate to cover any liability.

                                     PATENTS

The Company holds no patents.

                              GOVERNMENT REGULATION

The Company's exploration, mining, and refining activities will be subject to extensive state and federal laws and regulations governing prospecting, developing, production, export, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, mine safety, toxic substances, and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration, production, and processing. The Company may in the future be subject to clean-up liability under the Comprehensive Environ mental Response, Compensation and Liability Act of 1980 and comparable state laws which establish clean-up liability for the release of hazardous and toxic substances for property owners and operators. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with applicable standards, laws, and regulations, which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. It is possible that costs and delays associated with compliance with such laws, regulations and permits could become such that the Company would not proceed with the operation or development of a mine or other project, or inauguration of a processing facility.

Amendments to current laws and relations governing operations and activities of mining companies and companies processing metals or more stringent implementation thereof are actively considered from time to time and could have an adverse impact on the Company and its operations.

                                    EMPLOYEES

The Company presently employs three employees, its officers and directors, who devote their part-time efforts to our business.

Item 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

                          PLAN OF OPERATIONS-IN GENERAL

The Company's plan of operations is to begin excavation and processing of the gold ore on the Red Rock mine. In order to begin these operations, the company will require financing. The Company has financed its operations to date through sales of its equity securities.

During the next twelve months, the Company plans to satisfy its cash requirements by additional equity financing. There can be no assurance that the company will be successful in raising additional equity financing, and, thus, be able to satisfy its cash requirements, which primarily consist of legal and accounting fees at the present time. If the company is not able to raise equity capital, and it presently has no cash with which to satisfy any future cash requirements. The company will need a minimum of $50,000 to satisfy its cash requirements for the next 12 months. The company will not be able to operate if it does not obtain equity financing. The Company has no current material commitments. The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its stock. There can be no assurance that the Company will be successful in raising the capital it requires. The company does not anticipate any further research and development of any products, nor does it expect to incur any research and development costs. The company does not expect the purchase or sale of plant or any significant equipment, and it does not anticipate any change in the number of its employees. The Company has no current material commitments. The Company has generated no revenue since its inception.

The Company is still considered to be a development stage company, with no significant revenue, and is dependent upon the raising of capital through placement of its common stock. There can be no assurance that the Company will be successful in raising the capital it requires through the sale of its common stock.

                             DESCRIPTION OF PROPERTY

The company holds rights to the Red Rock gold mine in southeast Arizona, pursuant to a combination of mineral leases and unpatented mining claims to state owned lands. The company has acquired the exclusive rights to mine approximately 640 acres pursuant to a mineral lease dated December 15, 1997 between the company and Gold Gulch Mines, Inc. Gold Gulch holds a mineral lease from the state of Arizona, and has assigned the Company the exclusive right to mine the property for a period which is the lesser of ten years from the date of the mineral lease or the date which the company ceases to commercially mine the property.

We also hold a gold mine claim called Devil Woman #15, in Summit County, Colorado, located in Section 32, Township 5 South, Range 76 West, consisting of 900,000 square feet.

Item 4.     SECURITIES OWNERSHIP OF MANAGEMENT AND CONTROLLING PERSONS

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the date of this disclosure(1), by (I) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

Name and Address           Number of Shares     Percentage Owned
----------------           ----------------     ----------------

Alan J. Kau                   1,300,000 (1)       41.20%
Cherry Kau
Alan J. Kau, Jr.
Brandon Edro
Tara Edro
Tracie L. Kau
Ray R. Kau
33671 Chula Vista
Monarch Beach, CA  92620

Gary Bryant                   1,250,000(2)        39.61%
Suzanne Kerr
Holly Palm
3 Gavina
Monarch Beach, CA  92629

Harvey Bryant                   125,000            7.92%
3111 Bel Air Dr. #21H
Las Vegas, NV  89109

Holly Palm                      250,000            7.92%
1601 Paddock Dr.
Plan City, FL  33567

Kenneth Eade                    200,000            6.34%
827 State Street
Santa Barbara, CA  93101

Jonathan Bartel                     100               0%
3109 Pinehurst Dr.
Las Vegas, NV  89109

Dan Donahue
840 Newport Center Dr., #700
Newport Beach, CA 92660         125,000

Officers and Directors        1,300,100           41.20%
as a Group

------------
(1) Al Kau and Cherry Kau are husband and wife. Cherry Kau owns 300,000 shares and Al Kau owns 750,000 shares. Brandon Edro and Tara Edro are the children of Cherry Kau. Alan J. Kau, Jr., Ray R. Kau, and Tracie L. Kau, are the children of Alan J. Kau. They each own 50,000 shares.

(2) Gary Bryant and Suzanne Kerr are husband and wife. Gary Bryant owns 750,000 shares and Suzanne Kerr owns 250,000 shares. Holly Palm is the daughter of Gary Bryant. She owns 250,000 shares.

Item 5. EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

The current executive officers, key employees and directors of the Company are as follows:

Name                          Age                 Position
------------                  ---      --------------------------------

Billy Whipkey                 66        President and Director

Alan Kau                      58        Vice President, C.F.O.
                                        Secretary, Director

Jonathan Bartel               23        Vice President, Director


     Billy Whipkey. Mr. Whipkey is the current President and Director of the Company, since its inception. For the past ten years, he has been engaging in gold prospecting and the development of concentrating systems. From 1987 through 1990, he was the owner/operator of a sewing factory in Baxter, Kansas, employing approximately 51 people. From 1977 through 1987, he was owner/developer of a tract condominium and housing project, "Anchor Village." Mr. Whipkey has been the owner/operator of a 15,000 square foot supermarket, as well as the owner and developer of Honey Creek Plaza shopping center in Grove, Oklahoma. From 1960 through 1977 he acted as the Executive Director of Boy's Club of America. Mr. Whipkey served in the United States Air Force from 1952 through 1956 ans a Budget/Accounting Specialist, and holds a college degree from 1952. His familiarity with mining goes back to his boyhood in Pitcher, Oklahoma, where he worked in his family's machine shop and supply business, which supported the mining industry, from 1943 through 1952. He also holds 13 Golden Glove Boxing Titles from 1948 through 1956, and the National AAU Title from 1962.

     Alan Kau. Mr. Kau is the current Vice President, Chief Financial Officer, Secretary and Director of the Company, since its inception. From 1993 through 1998, in semi-retirement, he has owned and operated a roofing business. From 1990 through 1993, he was employed as an Introductory Commodities Broker. From 1974 through 1989, Mr. Kau was Senior Regional Vice President and Director of a Commodities brokerage firm, with annual sales as high as $500,000,000.00. From 1959 through 1974, he was General Manager of a frozen food plant. Mr. Kau has also been the owner/operator of an Arabian horse breeding ranch from 1979 through 1980, and syndicated some of his horses.

     Jonathan Bartel. Mr. Bartel is the current Vice President and Director of the Company, since its inception. From January 15, 1998 to the present, he has also acted as the Vice President of Bryant Investment Company.


Item 6.                       EXECUTIVE COMPENSATION

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered. No salaries are being paid at the present time, and will not be paid unless and until there is available cash flow from operations to pay salaries. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.

                               Annual Compensation
                               -------------------

 Name and Position          Salary     Bonus     Annual Deferred Salary
 -----------------          ------     -----     ----------------------

     none


Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with organizing the company, on December 10, 1997, 750,000 shares were issued to Alan Kau, 300,000 shares to Cherry Kau, and 50,000 shares each to Brandon Edro, Tara Edro, Alan J. Kau, Jr., Tracie L. Kau, and Ray R. Kau, in exchange for services performed by Alan J. Kau, and the company's business plan. The issuance of stock was made in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons (officers and directors) having superior access to all corporate and financial information. Issuance of the stock was made at par value, for an aggregate value of $1,300.

Under Rule 405 promulgated under the Securities Act of 1933, Alan J. Kau and Cherry Kau may both be deemed to be promoters of the Company. No other persons are known to Management that would be deemed to be promoters.

On May 1, 1998, the company issued 200,000 shares of its common stock to Kenneth G. Eade, counsel to the Company, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons (company counsel) having superior access to all corporate and financial information. Issuance of the stock was made at par value, for an aggregate value of $200.

On May 1, 1998, the company issued 750,000 shares of its common stock to Gary Bryant, 250,000 shares of its common stock to Holly Palm, and 250,000 of its common stock to Suzanne Kerr, in exchange for a 90% interest in the Red Rock mine property, and a 100% interest in the Devil Woman #16 mining claim. The issuance of stock was made in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Issuance of stock was made at par value, for an aggregate value of $1,250.

Item 8.                         LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company is subject.

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's common stock is not listed or quoted at the present time, and there is no present public market for the Company's common stock. The Company has obtained a market maker and who intends to file a form 211 with the National Association of Securities Dealers to quote the Company's securities on the NASD OTC Bulletin Board, but there can be no assurance that the Company's stock will be quoted on the NASD OTC Bulletin Board. The filing of the Form 211 is contingent upon this form 10 becoming effective with no pending comments by the S.E.C.

The Company has not paid any cash dividends since its inception and does not contemplate paying any in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

                                PENNY STOCK STATUS

If and when it creates a market for its common stock, the Company's common stock is a "penny stock," as the term is defined by Rule 3a51-1 of the Securities Exchange Act of 1934. This makes it subject to reporting, disclosure and other rules imposed on broker-dealers by the Securities and Exchange Commission requiring brokers and dealers to do the following in connection with transactions in penny stocks:

   1. Prior to the transaction, to approve the person's account for transactions in penny stocks by obtaining information from the person regarding his or her financial situation, investment experience and objectives, to reasonably determine based on that information that transactions in penny stocks are suitable for the person, and that the person has sufficient knowledge and experience in financial matters that the person or his or her independent advisor reasonably may be expected to be capable of evaluating the risks of transactions in penny stocks. In addition, the broker or dealer must deliver to the person a written statement setting forth the basis for the determination and advising in highlighted format that it is unlawful for the broker or dealer to effect a transaction in a penny stock unless the broker or dealer has received, prior to the transaction, a written agreement from the person. Further, the broker or dealer must receive a manually signed and dated written agreement from the person in order to effectuate any transactions is a penny stock.

   2. Prior to the transaction, the broker or dealer must disclose to the customer the inside bid quotation for the penny stock and, if there is no inside bid quotation or inside offer quotation, he or she must disclose the offer price for the security transacted for a customer on a principal basis unless exempt from doing so under the rules.

   3. Prior to the transaction, the broker or dealer must disclose the aggregate amount of compensation received or to be received by the broker or dealer in connection with the transaction, and the aggregate amount of cash compensation received or to be received by any associated person of the broker dealer, other than a person whose function in solely clerical or ministerial.

   4. The broker or dealer who has effected sales of penny stock to a customer, unless exempted by the rules, is required to send to the customer a written statement containing the identity and number of shares or units of each such security and the estimated market value of the security. The imposition of these reporting and disclosure requirements on a broker or dealer make it unlawful for the broker or dealer to effect transactions in penny stocks on behalf of customers. Brokers or dealers may be discouraged from dealing in penny stocks, due to the additional time, responsibility involved, and, as a result, this may have a deleterious effect on the market for the company's stock.

TRANSFER AGENT, WARRANT AGENT AND REGISTRAR

The transfer agent, warrant agent and registrar for the Common Stock is Pacific Stock Transfer Co., P.O. box 93385, Las Vegas, NV 89192.

Item 10. RECENT SALES OF UNREGISTERED SECURITIES

In connection with organizing the company, on December 10, 1997, 750,000 shares were issued to Alan Kau, 300,000 shares to Cherry Kau, and 50,000 shares each to Brandon Edro, Tara Edro, Alan J. Kau, Jr., Tracie L. Kau, and Ray R. Kau, in exchange for services performed by Alan J. Kau, and the company's business plan. The issuance of stock was made in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons (officers and directors) having superior access to all corporate and financial information. Issuance of the stock was made at par value, for an aggregate value of $1,300. Under Rule 405 promulgated under the Securities Act of 1933, Alan J. Kau and Cherry Kau may both be deemed to be promoters of the Company. No other persons are known to Management that would be deemed to be promoters.

On May 1, 1998, the company issued 200,000 shares of its common stock to Kenneth G. Eade, counsel to the Company, in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons (company counsel) having superior access to all corporate and financial information. Issuance of the stock was made at par value, for an aggregate value of $200.

On May 1, 1998, the company issued 750,000 shares of its common stock to Gary Bryant, 250,000 shares of its common stock to Holly Palm, and 250,000 of its common stock to Suzanne Kerr, in exchange for a 90% interest in the Red Rock mine property, and a 100% interest in the Devil Woman #16 mining claim. The issuance of stock was made in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Issuance of stock was made at par value, for an aggregate value of $1,250.

On or about May 1, 1998, the company issued an aggregate of 394,000 shares of common stock, to Dave Bienek, James McKinney, Jeffrey Volpe, Lance Hall, Lisa Hopkins, Nicholas Harper, Harvey Bryant, J.D. Kerr, and Tony Zolf, in exchange for services. The issuance of stock was made in reliance upon Section 4(2) of the Securities Act of 1933, to sophisticated persons having superior access to all corporate and financial information. Issuance of the stock was made at an average price of par value, for an aggregate value of $864.

On August 27, 1998, the Company issued 11,700 shares to 22 shareholders, pursuant to its Regulation D, Rule 504 offering, at an average price of 57 cents per share, for a total value of $6,700.

Item 11.                    DESCRIPTION OF SECURITIES

COMMON STOCK

The Company is authorized to issue 50,000,000 Shares, all of which are Common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non- assessable. There are currently outstanding 3,155,700 Shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which cases Oklahoma law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares.

Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Under current Oklahoma law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his or her shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

                                OKLAHOMA STATUTES

Oklahoma law provides that the Company may provide in its articles of incorporation, by laws or by agreement, to indemnify the Company's officers and directors and affects their liability in that capacity, for any and all costs incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The company's by-laws contain a provision to indemnify officers and directors to the fullest extent of the law.

 Item 13. FINANCIAL STATEMENTS

 Report of Independent Certified Public Accountant dated March 13, 2001 Financial Statements
 Balance Sheets
 Statement of Loss and Accumulated Deficit
 Statements of Stockholder's Equity
 Statements of Cash Flows
 Notes to Financial Statements


REPORT OF INDEPENDENT AUDITOR
To the Shareholders and Board of Directors
RED ROCK MINING, INC.

We have audited the accompanying balance sheet of RED ROCK MINING, INC. (A Development Stage Company) as of September 30, 2000, and the related statements of income, stockholders' equity, and cash flows for the nine months ended September 30, 2000, and for the period December 3, 1997 (inception) through September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RED ROCK MINING, INC. at September 30, 2000, and the results of operations and cash flows for nine months then ended, and for the period December 3, 1997 (inception) through September 30, 2000, in conformity with generally accepted accounting principles.

Rogelio G. Castro
Certified Public Accountant
Oxnard, California
March 13, 2001

                             Red Rock Mining, Inc.
                         (A Development Stage Company)
                                 Balance sheets


                                      September 30,         December 31,
ASSETS                                   2000                  1999
Current Assets:                        ------------         ------------
  Cash                                   $3,024                $3,024
    Total Current Assets                  3,024                 3,024

Otther asset:
  Gold mine claim                         1,250                 1,250
TOTAL ASSETS                             $4,274                $4,274

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:

    Total Current Liabilities                 -                     -

Stockholders' Equity:
  Common stocks , $.001 par value
    Authorized shares-50,000,000
    Issued and outstanding shares             -             3,155,700
                                         $3,156                $3,156
    Paid in capital                       6,958                 6,958
Deficit accumulated during
 development stage                       (5,840)               (5,840)
      Total Stockholders' Equity          4,274                 4,274

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                    $4,274                $4,274


                                          Red Rock Mining, Inc.
                                      (A Development Stage Company)
                                         Statement of Operations
                              For the nine months ended September 30, 2000
     For the period December 3, 1997 (inception) through September 30, 2000

                              Current
                              Period                        Cumulative
                              September 30,  December 31,        During
                              2000           1999           Development Stage
                              -------------  ------------         -----------------
Income                        $    -         $    -          $        -
                                   -              -                   -
      Total  Income                -              -                   -
Operating Expenses                 -              -                   -
 General and administrative expenses    -              -                5,840
                                   -              -                   -
      Total Expenses                    -              -                5,840

Net income (loss)                  $    -         $    -          $    (5,840)



                             Red Rock Mining, Inc.
                         (a Development Stage Company)
                            Statements of Cash Flows
                  For the nine months ended September 30, 2000
     For the period December 3, 1997 (inception) through September 30, 2000
                                   Current                  Cumulative
                                   Period                   During
                                   September 30, December 31,    Development
                                   2000          1999       Stage
                                   ------------- ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                              $    -     $   -          $   (5,840)
Adjustments to reconcile net loss to
 net cash used by operating activities:
        Stocks issued for services           -         -              2,164
NET CASH USED BY OPERATING ACTIVITIES        -         -              (3,676)

CASH FLOWS FROM FINANCING ACTIVITIES
  Sales of stocks for cash                   -         -              6,700

NET CASH PROVIDED  BY FINANCING ACTIVITIES   -         -              6,700

INCREASE (DECREASE) IN CASH                  -         -              3,024

BEGINNING CASH                          -         -              -

ENDING CASH                             $    -    $    -          $   3,024



NON CASH DISCLOSURES
2,394,000 shares issued for services    $    -    $    -          $   2,664
1,250,000 shares issued for
 interest in mine                       $    -    $    -          $   1,250

                                          Red Rock Mining, Inc.
                                      (A Development Stage Company)
                                    Statement of Stockholders' Equity
                 For the period December 3, 1997 (inception) through September 30, 2000

                              Number                                       Accumulated
                              of              Common        Paid           Deficit
                              Shares          Stock         in             During
                              Outstanding     at Par Value  Capital        Development Stage     Totals
                              -----------    ------------   -------        -----------------     -------

Stock issued for
 services at inception        1,300,000        $  1,300     $1 ,300 ****

Net loss - December 31, 1997                  (1,550)                            (1,550)
Balance at December 31, 1997  1,300,000        1,300              -              (1,550)         (250)
Stocks issued for cash           11,700           12          6,688               6,700
Stocks issued for 90%
 interest in mine             1,250,000                       1,250               1,250
Stocks issued for services      594,000          594            270                 864
Net loss -
 December 31, 1998               (4,290)      (4,290)
Balance at
 December 31, 1998            3,155,700        3,156          6,958              (5,840)        4,274
 -
Balance at
 December 31, 1999            3,155,700        3,156          6,958              (5,840)        4,274

Balance at
 September 30, 2000           3,155,700       $3,156        $ 6,958            $ (5,840)      $ 4,274



RED ROCK MINING, INC.
(A Development Stage Company)
Notes to Financial Statements

NOTE 1    NATURE OF BUSINESS
RED ROCK MINING, INC. (the Company) was incorporated under the laws of the state of Oklahoma on December 3, 1997. It was organized for the purpose of engaging in the business of gold mining. The Company has been in the development stage since its formation and is in accordance with Statement of Financial Accounting Standards No. 7 (SFAS #7). Planned principal operations have not yet commenced.
NOTE 2    SIGNIFICANT ACCOUNTING POLICIES
Basis    The Company uses the accrual method of accounting.

- Cash and cash equivalents    The Company considers all short term, highly
liquid investments that are readily convertible within three months too para known amounts as cash equivalents. Currently, it has no cash equivalents.

Loss per share - Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 ""Earnings Per Share"". Basic loss per share reflects the amount of losses for the period available to each share of common stock outstanding during the reporting period, while giving effect to all dilutive potential common shares that were outstanding during the period, such as stock options and convertible securities. As of September 30, 2000, the Company had no issuable shares qualifed as dilutive to be included in the earnings per share calculations.

Estimates    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Year End    The Company as adopted December 31st as its fiscal year-end

NOTE 3    GOLD MINE CLAIM
The Company issued shares of common stock in exchange for an interest in gold mine claim in Summit County, Colorado. The mine claim is record at fair value of the stock as required by APB Opinion 29. APB Opinion 29 states that the cost of a nonmonetary asset acquired in exchange for another non-monetary asset is the fair value of the surrendered. The fair value of the asset received in a non reciprocal transfer should be recorded at the fair value of the asset received if is more clearly evident. As of report date, the fair value of the asset received is not yet determinable.

 Item 14. EXHIBITS, FINANCIAL STATEMENTS

 14(a) Report of Independent Certified Public Accountant March 13, 2001 Financial Statements
 Balance Sheets
 Statement of Loss And Accumulated Deficit
 Statements of Stockholder's Equity
 Statements of Cash Flows
 Notes to Consolidated Financial Statements

  (b) Reports on Form 8-K: Not Applicable
  (c) Exhibits


 Exhibit No.         D E S C R I P T I O N
 -----------         ---------------------

 3.1    Articles of Incorporation RED ROCK MINING, INC.
 3.2    By-laws RED ROCK MINING, INC.
 4.1    Specimen certificate of common stock


SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

RED ROCK MINING, INC.

Billy Whipkey
_____________________________________
Billy Whipkey, President and Director

Date: April 15, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature               Capacity               Date
----------             --------------          -------
Billy Whipkey         Pres., Director          April 15, 2001
Alan Kau              Treasurer/Director       April 15, 2001

EXHIBIT 3.1
                                             FILED: DEC-3-1997
                                             OKLAHOMA SECRETARY
                                             OF STATE


                           Certificate of Incorporation
                                     (Profit)


TO THE SECRETARY OF THE STATE OF OKLAHOMA:

1.   The name of this corporation is: RED ROCK MINING, INC.

2. The address of the registered office in the State of Oklahoma and the name of the registered agent at such address are:

                                 Harvey S. Bryant
                            5550 Northeast 50th Street
                          Oklahoma City, Oklahoma 73121

3.   The duration of the corporation is: PERPETUAL

4.   The purpose or purposes for which the corporation is formed are:

         To engage in any lawful act or activity for which corporations may be organized under the general corporation law of Oklahoma.

5. The aggregate number of shares which the corporation shall have authority to issue, the designation of each class, the number of shares of each class, and the par value of the shares of each class are as follows:

SERIES                        PAR VALUE PER SHARE
                              (Or, if without apr value, so state)

Common 50,000,000                  .001

Preferred _________________        ____________________________

TOTAL NO. SHARES: 50,000,000       TOTAL AUTHORIZED CAPITAL: $50,000.00

EXHIBIT 3.2
BY-LAWS OF RED ROCK MINING, INC., Inc.

ARTICLE I - OFFICES
The office of the Corporation shall be located in the City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held within five months after the close of the fiscal year of the Corporation, for the purpose of electing directors, and transacting such other business as may properly come before the meeting.

Section 2 - Special Meetings:

Special meetings of the shareholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of ten per cent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the Business Corporation Law.

Section 3 - Place of Meetings:

All meetings of shareholders shall be held at the principal office of the Corporation, or at such other places as shall be designated in the notices or waives of notice of such meetings.

ARTICLE IV - OFFICERS

Section 1 - Number, Qualifications, Election and Term of Office:

(a) The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, and such other officers, including a Chairman of the Board of Directors, and one or more Vice Presidents, as the Board of Directors may from time to time deem advisable. Any officer other than the Chairman of the Board of Directors may be, but is not required to be, a director of the Corporation. Any two or more offices may be held by the same person.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified, or until his death, resignation or removal.

Section 2 - Resignation:

Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 3 - Removal:

Any officer may be removed, either with or without cause, and a successor elected by a majority vote of the Board of Directors at any time.

Section 4 - Vacancies:

A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by a majority vote of the Board of Directors.

Section 5 - Duties of Officers:

Officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these by-laws, or may from time to time be specifically conferred or imposed by the Board of Directors. The president shall be the chief executive officer of the Corporation.

ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock:
(a) The certificates representing the shares of the Corporation shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (I) the Chairman of the Board of the Present or a Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and shall bear the corporate seal.

(b) No certificate representing shares shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

(c) To the extent permitted by law, the Board of Directors may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in corporation to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the signature of an officer or agent of the Corporation, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

Section 2 - Lost or Destroyed Certificates:

The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the

Board may direct, and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgement of the Board of Directors, it is proper so to do.

Section 6 - Sureties and Bonds:

In case the Board of Directors shall so require, any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 7 - Shares of Other Corporations:

Whenever the Corporation is the holder of shares of any other corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President, or such other person as the Board of Directors may authorize.

ARTICLE VI - DIVIDENDS

Subject to applicable law, dividends may be declared and paid of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE VII-FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the Board of Directors from time to time, subject to applicable law.

ARTICLE VIII-CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be approved from time to time by the Board of Directors.

ARTICLE IX - AMENDMENTS
Section 1 - By Shareholders:

All by-laws of the Corporation shall be subject to alteration or repeal, and new by-laws may be made, by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares entitled to vote in the election of directors at any annual or special meeting of shareholders, provided that the notice or waiver of notice of such meeting shall have summarized or set forth in full therein, the proposed amendment.

Section 2 -By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, by-laws of the Corporation; provided, however, that the shareholders entitled to vote with respect thereto as in this Article IX above-provided may alter, amend or repeal by-laws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of shareholders or the Board of Directors, or to change any provisions of the by-laws with respect to the removal of directors or the filling of vacancies in the Board resulting from the removal by the shareholders. If any by-law regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the by-law so adopted, amended or repealed, together with a concise statement of the changes made.

Section 3 - Transfers of Shares:

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or its agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date:

In lieu of closing the share records of the Corporation, the Board of Directors may fix, in advance, a date not exceeding fifty days, or less than ten days, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.

Section 13 - Committees:

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

ARTICLE X - INDEMNITY


(a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer of employee of the Corporation, or of any Corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

(b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

(c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.

Exhibit 4.1
SPECIMEN OF COMMON STOCK CERTIFICATE


[________]NUMBER
SHARES[________]
                      INCORPORATED UNDER THE LAWS OF THE STATE OF OKLAHOMA
                50,000,000 SHARES COMMON STOCK AUTHORIZED, $.001 PAR VALUE


  COMMON STOCK                                     CUSIP 757002 10 0


              SEE REVERSE FOR CERTAIN

                                   DEFINITIONS
THIS CERTIFIES THAT

Is the RECORD HOLDER OF            SHARES OF FULLY PAID AND NON-ASSESSABLE
SHARES OF COMMON STOCK OF RED ROCK MINING, INC.

TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY
AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED. THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO THE LAWS OF THE STATE OF Oklahoma, AND TO THE CERTIFICATE OF INCORPORATION AND BYLAWS OF THE CORPORATION, AS NOW OR HEREAFTER AMENDED. THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT.

WITNESS the facsimile seal of the Corporation and the signature of its duly authorized officers.

Dated:

[SEAL OF RED ROCK MINING, INC.}

Billy Whipkey
                                                 Alan Kau
------------------------                        ---------------------
President                                        Secretary

COUNTERSIGNED
PACIFIC STOCK TRANSFER CO.
P.O. Box 93385
Las Vegas, NV  89192-3385

By: Shelley Godfrey
    ----------------------


The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM  - as tenants in common           UNIF GIFT MIN ACT -
____Custodian____
TEN ENT  - as tenants by the entireties                     (Cust)
(Minor)
JT TEN   - as joint tenants with right            under Uniform Gifts to
Minors
           of survivorship and not as             Act
________________________
               tenants in common                                    (State)

             Additional abbreviation may also be used though not in above list.

             FOR VALUE RECEIVED, _________hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
    IDENTIFYING NUMBER OF ASSIGNEE
---------------------------------------

---------------------------------------

__________________________________________________________________________
(Please print or typewrite name and address including zip code of assignee)

__________________________________________________________________________

__________________________________________________________________________

__________________________________________________________________________
Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

__________________________________________________________________________
Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated:

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.